NXT ENERGY SOLUTIONS INC

     (Formerly Energy Exploration Technologies Inc) As at and for three and nine months ended September 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean NXT Energy Solutions Inc.

Our reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements

Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business

NXT is a Calgary based technology-driven exploration company in the business of providing wide-area airborne exploration services to the oil and gas industry. The company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic thus saving clients valuable time and money. SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations regardless of surface conditions. NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

On September 22, 2008 the company changed its name from Energy Exploration Technologies Inc to NXT Energy Solutions Inc. This change was approved by shareholders during the November 29, 2007 Annual General Meeting. The name change was implemented to better reflect our principal activities and now aligns with our trademark NXT. The trading symbol for the TSX-V (SFD.V) remains unchanged as does our trading symbol (EFW) for the Frankfurt exchange. In accordance to regulations, our NASDAQ OTCBB symbol was changed to NSFDF.OB (from the old symbol ENXTF.OB).

Overall Performance

NXT has been adversely affected by the unprecedented downturn in the financial markets. As a result of these market conditions the surveys planned by two junior oil and gas clients in the fourth quarter of 2008 have either been delayed or cancelled as our clients attempt to secure financing or re-evaluate their capital programs. We currently have no contracts outstanding and have no certainty that we will secure any survey contracts throughout the balance of 2008 despite expressed intensions by these junior domestic clients to conduct SFD surveys by year end.

As a result of this uncertainty within our domestic market we have commenced international sales initiatives to secure contracts for 2009 and beyond. These initiatives include attendance at three industry conferences since September 2008 and engaging international sales representatives. As a result of these initiatives the company is in active discussions with potential clients to conduct surveys in several international locations.

We are encouraged by our early success in identifying qualified prospects and will continue to ramp-up our sales and operational capacity to pursue international opportunities. Our strong financial position with excellent cash reserves provides an enviable platform to execute our business plan and to attract the management talent required to succeed.

Our focus for the balance of 2008 is to:

  Pursue domestic clients for a potential survey contract to complete throughout the balance of 2008.
  Ramp-up management capacity with an ongoing recruiting effort to hire a Chief Operating Officer, Vice President Geosciences and Vice President Sales and Marketing.
  Improve the marketing and sales material with a specific purpose of providing strong client case studies reflecting the considerable success enjoyed by clients using our SFD survey system since 2006.
  Plan for active participation in both domestic and international geological and geophysical conferences focused on oil and gas exploration.

Although the recent weakness in our marketplace is unfortunate we are confident in the future of the company. Client successes using our technology provide strong assurances of the long term value of our survey system to the oil and gas industry.

Results of Operations

The company reported a loss of $195,897 for the nine months ended September 30, 2008.

In the three months ended September 30, 2008 we completed one SFD survey with a contracted value of $1,200.000 bringing our total for the first nine months of 2008 to $2,944,470 for two completed SFD surveys. Contracts include provisions for the company to be granted Gross Overriding Royalty Rights (“Royalty”) on any land developed by clients as a result of information derived from SFD surveys.

Revenue
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
SFD survey revenue	$ 1,200,000	$ 500,000	$ 2,944,470	$ 3,263,620
Oil & gas revenue	(6,750)	7,183	4,439	27,575
Total revenue	$ 1,193,250	$ 507,183	$ 2,948,909	$ 3,291,195

Survey Revenue

In the nine months ended September 30, 2008 the company recognized $2,944,470 of SFD survey revenue related to two contracts for existing clients (nine months ended September 30, 2007 - $3,263,620 for three contracts). In the three months ended September 30, 2008 we recognized $1,200,000 for one SFD survey contract (Q3 2007 - $500,000 for one SFD survey). The contracts entitle the company to a Royalty for any future production resulting from the SFD survey.

Oil & Natural Gas Revenue

Effective April 1, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400. Following the effective date the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consist of undeveloped land and Royalty interests. Oil and gas revenue for Q3 2008 reflects an adjustment of previous accruals.

The company holds Royalty interests in two producing wells in Alberta and an entitlement to Royalties on future production on much of the land where we have conducted surveys for clients. We are optimistic on generating additional Royalty income from these surveyed areas as our clients are actively pursuing exploration programs on these surveyed areas. There is no certainty Royalties will be earned from these entitlements.

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Gross overriding royalty	$ 514	$ 1,087	$ 1,168	$ 3,755
Oil and natural gas revenue; net of royalty expense	(7,264)	6,096	3,271	23,820
Revenues; net of royalty expense	$ (6,750)	$ 7,183	$ 4,439	$ 27,575

Income from Operations
We had a loss from operations of $71,659 for the three months ended September 30, 2008 (2007 - loss of $461,435) with an operating loss of $140,707 for the nine months ended September 30, 2008 (2007 - operating income of $439,355) representing an overall increase of $389,776 and a decrease of $580,062 respectively for the same periods last year.

Expenses
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Survey cost	$ 68,803	$ 27,317	$ 211,084	$ 375,061
Oil and natural gas operating expenses	11,568	851	12,564	3,117
Administrative	1,137,645	895,560	2,739,441	2,369,721
Depletion of oil and natural gas properties	-	5,608	4,372	16,396
Amortization and depreciation	46,893	39,282	122,155	87,545
	$ 1,264,909	$ 968,618	$ 3,089,616	$ 2,851,840

Expenses - for the three months and nine months ended September 30, 2008 and 2007

  To date in 2008 we have had survey costs of $211,084 ($375,061 - 2007) which includes commissions on sales of Nil (2007 - $164,977). For the three months ended September 30, 2008 we had survey costs of $68,803 compared to $27,317 for the same period in 2007. The higher survey costs in Q3 2008 are due to a larger survey being completed in 2008.
  The administrative cost increase of $369,720 for the first nine months of 2008 (Q3 2008 - $242,085) in comparison to the first nine months of 2007 relates mainly to an increase in consulting fees. The increased consultant expenses include fees for electronic design and development, investor relations, an executive compensation study, geoscience advisory services and sales and marketing strategy development.
  The company sold its working interest in a well at Entice, Alberta and therefore will no longer have depletion of oil and natural gas properties.
  The company expanded its office space in its existing building incurring costs to update and furnish the facilities. We also invested in additional equipment required to develop sensors. This has resulted in an increase in amortization and depreciation costs.
Other Expense (Income)
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Convertible debenture interest:
Change in fair market value of conversion feature	$ -	$ -	$ -	$ 5,905
Convertible debenture 10% interest	-	-	-	2,669
Convertible debenture registration penalty	-	-	-	153,508
	-	-	-	162,082
Interest income	(52,779)	(22,199)	(176,856)	(65,029)
Gain on sale of properties	-	-	(20,325)	-
Loss (gain) on foreign exchange	(6,727)	202,840	(26,115)	200,179
Other	90,000	-	90,000	-
Abandonment	188,486	-	188,486	-
Other expense (income)	$ 218,980	$ 180,641	$ 55,190	$ 297,232

Ï Refer to the annual MD&A for a full disclosure regarding the company's registration penalty obligation.

  The net change in convertible debenture interest is due to the conversion of all convertible debt as well as the payout of accrued interest and registration penalty accruals in 2007 and 2008.
  Interest income was offset by interest expense resulting in $52,779 net income in Q3 2008 (cumulative $176,856) as compared to $22,199 net income in Q3 2007 (cumulative $65,029). The 2008 increase in income is due to increased short term investments generating interest income.
  In the third quarter of 2008 the company paid out $90,000 to settle a Statement of Claim that was outstanding since 2002. The plaintive was a past president and director of NXT.
  Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled from 2000 through 2004 that still require abandonment. Management determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At September 30, 2008 the abandonment expense is estimated to be $28,338 (September 30, 2007 - Nil). These obligations are estimated to be settled in five years. In addition the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

Loss (Gain) on Foreign Exchange

Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars. For example when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in a period. In 2007 the company held United States dollars in cash and short term investments as well as convertible debenture obligations. In 2008 nearly all cash and investments were converted to Canadian dollars to reduce the impact caused by market volatility.

The equivalent Canadian dollars for a U.S. dollar changed from $0.9928 on January 1, 2008 to $1.0599 as at September 30, 2008 resulting in a loss of $26,115 to date in 2008; whereas the change was from $1.0197 as at June 30, 2008 to $1.0599 as at September 30, 2008 ($0.9948 as at September 30, 2007) resulting in a third quarter 2008 loss of $6,727.

Summary of Quarterly Results

	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007
Revenue	$ 1,193,250	$ 1,749,076	$ 6,583	$ 2,350,492
Net income (loss) from continuing operations	(290,639)	806,619	(711,877)	208,307
Basic earnings (loss) per share	(0.01)	0.03	(0.02)	0.01
Diluted earnings (loss) per share	$ (0.01)	$ 0.02	$ (0.02)	$ 0.01

	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006
Revenue	$ 507,183	$ 2,772,806	$ 11,206	$ 1,216,064
Net income (loss) from continuing operations	(642,076)	1,665,080	(880,881)	(942,613)
Basic earnings (loss) per share	(0.02)	0.06	(0.03)	(0.03)
Diluted earnings (loss) per share	$ (0.02)	$ 0.05	$ (0.03)	$ (0.03)

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the company has a significant economic dependency on a few clients. In 2006, we had two clients who accounted equally for 100% of our survey revenue. In 2007, the company's largest client accounted for 81% of its survey revenue and three clients accounted for 100% of survey revenue. At September 30, 2008 we had survey revenue of $2,944,470 from two existing clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

In comparing Q3 2008 to Q2 2008; the company recognized $1,200,000 in SFD survey revenue for one completed survey contract in the third quarter ($1,744,470 in Q2) resulting in net income. We settled a Statement of Claim from 2002 for $90,000 wherein the plaintiff was a past president and director. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 actual) wells drilled from 2000 through 2004 that still require abandonment. The asset retirement obligation is based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. The abandonment expense recorded in Q3 2008 is $28,338. In addition, the company recorded an obligation of $160,148 in respect to a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

In comparing Q2 2008 to Q1 2008; the company recognized $1,744,470 in SFD survey revenue for one completed survey contract in the second quarter (Nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007; there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys). $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

In comparing Q4 2007 to Q3 2007; revenue of $2,344,812 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $500,000 from one contract) resulting in a net income. Survey costs were correspondingly higher in the fourth quarter ($439,282) than in the third quarter ($27,317). In addition $174,500 in bonuses were paid out in Q4 (Q3 - Nil).

In comparing Q3 2007 to Q2 2007; revenue of $500,000 for the completion of one SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,763,620 from two contracts. The administrative cost increases in the third quarter over the second quarter of $160,600 are due to increases in stock based compensation plus increased accruals in interim audit and review fees. As well, other expenses increased by U.S. $193,234 on unrealized exchange losses on U.S. denominated cash and short term investments that was partially offset by exchange gains related on the accrued U.S. dollar convertible debentures registration penalty.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the balance sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006; revenue for the completion of our first completed SFD survey contract was recognized in the fourth quarter of 2006; in the first quarter of 2007 all survey progress payments were held on the balance sheet as unearned revenue related to two SFD contracts that had not yet been completed.

Liquidity and Capital Resources

The company's cash position in Q3 2008 continues to be healthy. Our cash and equivalents and short term investments held on account as of November 26, 2008 is $7,165,794.

With cash and short term investments we forecast having the required cash to operate for two years even without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the three and nine months ended September 30, 2008 and 2007:

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Cash generated (used) in operating activities	$ 445,750 $	(79,014)	$ (673,991)	$ 767,129
Cash generated by financing activities	22,005	842,910	1,298,367	840,654
Cash used in investing activities	(1,367,026)	(749,497)	(2,282,721)	(820,764)
	$ (899,271) $	14,399	$ (1,658,345)	$ 787,019

Operating Activities

Q3 2008 - the $445,750 cash balance generated in operating activities reflects our net loss of $290,639 adjusted for $381,041 of non-cash deductions and a $355,348 net increase in non-cash working capital. For the first nine months of 2008 the $673,991 cash balance used reflects a net loss of $195,897 adjusted for $742,847 of non-cash deductions and a change of $1,220,941 in non-cash working capital.

Financing Activities

Q3 2008 - $24,675 was provided through the exercise of options and $2,670 was paid on our capital lease. In the quarter, we loaned $14,934 to an officer and director of the company for the purpose of purchasing company common shares. For the first nine months of 2008, $1,484,919 was provided through the exercise of options and warrants, $8,012 was paid on our capital lease and $65,174 was lent to officers and directors of the company for the purpose of purchasing company common shares of which $14,934 has subsequently been repaid.

Investing Activities

Q3 2008 - we increased our short term investments by $1,205,015 and the primary use of cash was for other property and equipment ($162,011). For the first nine months of 2008 we increased our short term investments by $2,061,220, our primary use of cash was for other property and equipment ($265,724) and we had proceeds on the sale of oil and natural gas properties of $47,400.

Contractual Commitments

The company expanded our office space in our current location to include additional office space that was recently vacated by neighboring tenants. Our current lease has been amended to include the additional space effective June 1, 2008 to the end of our current lease on October 31, 2012. Effective June 1, 2008 our monthly rental obligation increased to $29,483 per month.

Transactions with Related Parties

	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Interest expense recognized or paid to related
parties and officers	$ - $	3,377	$ - $	10,425

110,000 shares were issued to a officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43 in the nine months ended September 30, 2008.

In the second quarter of 2008 30,000 shares were issued in aggregate to the spouses of two officers of the company pursuant to the exercise of warrants at a strike price of U.S. $2.00.

In the second quarter of 2008 a $50,240 loan was extended to an officer of the company for the purpose of purchasing 25,000 NXT shares pursuant to the exercise of warrants. The loan is unsecured without interest or stated terms of repayment. In the third quarter of 2008 a $14,934 loan was extended to an officer and director of the company for the purpose of purchasing 40,000 NXT shares pursuant to the exercise of options; this loan has subsequently been repaid.

368,500 incentive options were issued in the third quarter of 2008. Of these 224,000 were issued to consultants for services.

Additional Disclosures

Outstanding share data
	For the three months ended Sep. 30,		For the nine months ended Sep. 30,
	2008	2007	2008	2007
Weighted average shares outstanding
Basic and diluted	30,636,216	27,614,146	30,247,129	27,415,142

Outstanding securities	As at November 26, 2008
Common shares	30,701,796
Preferred shares	10,000,000
Options	2,270,204
Warrants	150,000
Total	43,122,000

Critical Accounting Estimates

Factors are substantially unchanged; refer to annual MD&A as at December 31, 2007.

Change in Accounting Policies Including Initial Adoption

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 was adopted effective January 1, 2008. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 was adopted effective January 1, 2008. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. The adoption of this standard did not impact the financial position, results of operation or cash flow of the company.

In May 2008, FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” which codifies the sources of accounting principles and the related framework to be utilized in preparing financial statements in conformity with U.S. GAAP. The adoption of this standard is not expected to impact the financial position, results of operation or cash flow of the company.

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as all our operations are now located in Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

As of September 30 2008, an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the company's disclosure controls and procedures were effective as at September 30, 2008.

During the third quarter of 2008, there have been no changes in the company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

We continue to monitor the following two areas of potential concern, which are common to many companies of our size:

  Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue; and
  The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the audit committee for quality assurance.

Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For additional information on NXT Energy Solutions Inc please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.